Exhibit 99.1

CDC SOFTWARE CORPORATION

DEAR CDC SOFTWARE CORPORATION MEMBER:

You are cordially invited to attend the Extraordinary General Meeting of Members (the “General Meeting”) of CDC Software Corporation (the “Company”) to be held at 11/F ING Tower, 308 Des Voeux Road, Central Hong Kong on March 12, 2011, at 2:00 p.m. (Hong Kong time), that is hereby called pursuant to the unanimous decision of the Board of Directors of the Company to call such General Meeting at a Board Meeting duly constituted and held at 9:00 a.m. (Hong Kong time) on February 2, 2012.

Details of the business to be conducted at the General Meeting are provided in the attached Notice of Extraordinary General Meeting of Members.

We look forward to seeing you at the General Meeting.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Donald L. Novajosky

Donald L. Novajosky Secretary

February 2, 2012
Atlanta, GA

11/F ING Tower
308 Des Voeux Road
Central Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To be held on March 12, 2012

An Extraordinary General Meeting of Members (the “General Meeting”) of CDC Software Corporation (the “Company”) will be held at 11/F ING Tower, 308 Des Voeux Road, Central Hong Kong on March 12, 2012, at 2:00 p.m. (Hong Kong time) for the following purposes:

SPECIAL BUSINESS

1.	To consider and (if thought fit) vote upon a resolution to remove all of the current directors of the Company;

2.	To consider and (if thought fit) vote upon a resolution to appoint Dwight Mamanteo, Marcus A. Watson, and Joseph D. Stutz as directors of the Company;

3.	To consider and (if thought fit) vote upon a resolution immediately to desist from taking any steps to progress a sale of Ross Systems Inc, Tradebeam Inc and/or any other part of the Company’s business or assets to Marlin Management Company LLC or any other third party; and

4.	To consider and (if thought fit) vote upon a resolution to take all available steps to cancel or unwind any contract or transaction entered into by the Company to sell Ross Systems Inc, Tradebeam Inc and/or any other part of Software’s business or assets with an aggregate value in excess of US$5,000 to Marlin Management Company LLC or any other third party.

OTHER BUSINESS

5.	To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of Special Business have been requested in a letter dated January 13, 2012 received from CDC Software International Corporation, a copy of which has been included as Exhibit 99.1 to a Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on January 25, 2012, and has been called pursuant to the unanimous decision of the Board of Directors of the Company to call such General Meeting at a Board Meeting duly constituted and held at 9:00 a.m. (Hong Kong time) on February 2, 2012 .

The record date for determining those members who will be entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof was January 31, 2012.

The share transfer books will not be closed between the record date and the date of the General Meeting.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Donald L. Novajosky

Donald L. Novajosky
Secretary

February 2, 2012
Atlanta, GA